Exhibit 1.1

AMENDMENT TO MEMORANDUM OF INCORPORATION

OF

TEVA PHARMACEUTICAL INDUSTRIES LIMITED*

Approved, an increase in the registered share capital of the Company of NIS 100,000,000 to a total of NIS 250,000,000 by the creation of 1,000,000,000 additional ordinary shares of par value NIS 0.1 each, and the amendment of the Company’s incorporation documents accordingly, so that the registered capital of the Company will be as follows:

“The registered share capital of the Company is NIS 250,000,000 (two hundred and fifty million New Israeli Shekels) consisting of 2,500,000,000 shares of NIS 0.1 par value each, divided as follows:

2,499,575,693 Ordinary Shares, par value NIS 0.1 per share

424,247 Ordinary “A” Shares, par value NIS 0.1 per share

60 Deferred Shares, par value NIS 0.1 per share.”**

*	Adopted by shareholder vote at the Annual Meeting of Shareholders on June 29, 2010 and notified to the Registrar of Companies, and confirmed by the Registrar on July 27, 2010.
**	Original amendment in Hebrew.